Exhibit 1

   Capital Markets              Investor Relations             Analyst Relations
Jose Manuel Contreras           Abraham Rodriguez                Ricardo Sales
  (52 81) 8888-4092             (52 81) 8888-4262               (212) 317-6008



                                                                    May 30, 2006


                             Official Communication


CEMEX S.A. de C.V. (NYSE: CX) announced that on May 25, 2006, its board of directors determined the CPO reference value for, and the final amount of, its previously announced stock dividend of US$0.1330 per CPO pursuant to the conditions approved by its shareholders at its General Shareholders' meeting held on April 27, 2006.

The CPO reference value, which is the weighted average trading price of the CPOs on the Mexican Stock Exchange on May 25, 2006, minus a 20% discount, was determined to be Ps$52.5368 per CPO.

The final Mexican Peso amount of the dividend, which was calculated based on the U.S. Dollar/Mexican Peso exchange rate in effect for May 25, 2006 as published by Banco de Mexico, was determined to be Ps$1.4887 per CPO.

Set forth below are the details of the dividend calculation:

Weighted average CPO price                Ps$   65.6710
(20% discount)                            Ps$  (13.1342)
CPO reference value                       Ps$   52.5368

Declared dividend per CPO                 US$    0.1330
Foreign exchange rate                     Ps$   11.1935 per US$1.00
Dividend in Pesos per CPO                 Ps$    1.4887

Proportion of new CPOs                    52.5368 / 1.4887 = 35.2895


CPO holders will receive one new CPO for each 35.2895 CPOs held.

ADS holders will receive one new ADS, representing ten new CPOs, for each
35.2895 ADSs held (as each ADS represents 10 CPOs).

Distribution of new CPOs and ADSs will commence on or about June 6, 2006.


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